UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

New Dragon Asia Corp.
(Name of Issuer)

Class A Common Stock, par value $.0001 per share
(Title of Class of Securities)

645378H102
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1 (b)
[X]   Rule 13d-1 (c)
[   ]   Rule 13d-1 (d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 645378H102	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kong Sang Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,837,122
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,837,122
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,837,122
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.66%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 645378H102	13G/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

New Dragon Asia Corp.

(b)	Address of Issuer's Principal Executive Offices:

Suite 2808, International Chamber of Commerce Tower, Fuhua Three Road,Shenzhen, 518048 PRC

Item 2.

(a)           Name of Person Filing:

Kong Sang Chan

(b)           Address of Principal Business Office or if none, Residence:

Flat F, Block 1, 43/F Sorrento
1 Austin Road West, Tsim Sha Tsui
Hong Kong

(c)           Citizenship:

People’s Republic of China

(d)           Title of Class of Securities:

Class A Common Stock, par value $.0001 per share

(e)           CUSIP Number:  645378H102

Item 3.                    Not Applicable

Item 4.                    Ownership.

(a)           Amount Beneficially Owned:  2,837,122

(b)
Percent of Class: 4.66%.  The percentage used herein is calculated based on 60,922,981 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 7, 2008.

(c)           Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:2,837,122
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 2,837,122
(iv)	shared power to dispose or to direct the disposition of: 0

CUSIP No. 645378H102	13G/A	Page 4 of 5 Pages

Item 5.                     Ownership of Five Percent or Less of a Class:

If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class ofsecurities, check the following: [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.                     Identification and Classification of Members of the Group:

Not Applicable

Item 9.                     Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 645378H102	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2009

	By:	/s/ Kong Sang Chan
Kong Sang Chan